02037554

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.G
5-1-02

For the month of May, 2002

Netco Energy Inc.
(Translation of registrant's name into English)

Suite 1320, 925 West Georgia Street, Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ______________________.]

NETCO ENERGY INC.
Suite 1320 - 925 West Georgia Street
Vancouver, BC V6C 3L2
604.602.9001 (Telephone)
604.682.5564 (Facsimile)

NOTICE OF ANNUAL GENERAL MEETING

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of Netco Energy Inc. (the "Company") will be held at the offices of the Company's solicitors, Messrs. Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, B.C. on Thursday, the 27th day of June, 2002 at the hour of 11:00 o'clock in the forenoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1. To receive and consider the Report of the Directors to the Members.
2. To receive and consider the financial statements of the Company, together with the auditor's report thereon for the fiscal year ended December 31, 2001.
3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at three (3).
4. To elect directors to hold office until the next annual general meeting of the Company.
5. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company.
6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company.
7. To consider and, if thought fit, to approve an ordinary resolution amending the Company's Incentive Stock Option Plan (the "Plan") by increasing the number of shares available under the Plan from 639,865 common shares to 1,292,365 (including the 258,500 options outstanding) common shares.
8. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of Proxy and return it within the time and to the location in accordance with the instructions set out in the form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 10th day of May, 2002.

By Order of the Board of

NETCO ENERGY INC.

DONALD A. SHARPE
President and CEO

NETCO ENERGY INC.
Suite 1320 - 925 West Georgia Street
Vancouver, BC V6C 3L2
604.602.9001 (Telephone)
604.682.5564 (Facsimile)

INFORMATION CIRCULAR

(As at May 10, 2002 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of Netco Energy Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held on Thursday, June 27, 2002. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

REVOCABILITY OF PROXY

The persons named in the enclosed form of proxy are directors of the Company.

Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered either to the office of the Company or the registrar and transfer agent by mail or by fax, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon any such delivery the proxy is revoked.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited number of common shares without nominal or par value, of which 6,461,829 common shares are issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on May 10, 2002 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Cubix Investments Ltd.[(1)]	*1,000,000*	*15.48%*

(1) John Hislop, a Director of the Company, is a director of Cubix Investments Ltd., and both John Hislop and Mark Jarvis, also a Director of the Company, are shareholders of Cubix Investments Ltd.

VOTING OF PROXIES

All common shares represented at the Meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the common shares represented by the proxy will be voted in accordance with such specifications. **IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTER SET OUT HEREIN.**

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT THE SHAREHOLDER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY.

Proxies, to be valid, must be deposited at the office of the Company or the registrar and transfer agent of the Company, Computershare Trust Company of Canada, 6th Floor, Western Gas Tower, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment of the Meeting.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed, all of whom are presently members of the Board of Directors.

The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at three (3). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Country of Ordinary Residence and Position Held with the Company	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Date on which the Nominee became a Director of the Company
DONALD A. SHARPE[(1)] *Canada* *PRESIDENT, CEO, and DIRECTOR*	*Businessman*	*482,500*	*August 15, 1997*
MARK JARVIS[(1)] *Canada* *DIRECTOR*	*Businessman*	*197,500*[(2)]	*July 9, 2001*
JOHN R. HISLOP[(1)] *Canada* *DIRECTOR*	*Businessman and a Director and shareholder of Cubix Investments Ltd.*	*428,333*	*June 29, 1999*

(1) Member of Audit Committee
(2) These shares are held by Frioud Holdings Inc., a company wholly owned by Mr.Jarvis' wife and children. Mr. Jarvis is the President of Frioud Holdings Inc. and exercises sole control and direction over this company.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer ("CEO");

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

("Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation[(1)]
Donald A. Sharpe, President, CEO and CFO	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 187,500 375,000	Nil Nil Nil	Nil Nil Nil	$60,000 $60,000 $60,000

(1) The Company pays $5,000 per month as management fees to D. Sharpe Management Inc., a private company controlled by Donald A. Sharpe.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

There were no long term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

OPTIONS AND SARS

There were no options granted to the CEO during the most recently completed financial year.

There were no options exercised by the CEO during the most recently completed financial year.

There were no options held by the CEO that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

There are no employment contracts or compensatory plans or arrangements between the Company and a Named Executive Officer.

The Company has no compensation committee.

COMPENSATION OF DIRECTORS

There were no stock options granted to directors of the Company during the most recently completed financial year.

Particulars of stock options granted to directors of the Company during the most recently completed financial year are as follows:

Name of Director	No. of Shares	Exercise Price per Common Share	Date of Grant Expiry Date
Douglas Stuve(10	25,000	$0.22	November 22, 1999/November 22, 2004

(1) Douglas Stuve resigned as a director of the Company on July 9, 2001.

OTHER COMPENSATION TO DIRECTORS

No other compensation was paid to directors of the Company during the last completed financial year.

AMENDMENT TO STOCK OPTION PLAN

Shareholder approval as evidenced by a majority of the votes cast at the Meeting by "disinterested shareholders" will be sought to approve an amendment to the Incentive Stock Option Plan (the "Plan") by increasing the amount of stock options available from 639,865 common shares to 1,292,365 (including the 258,500 options outstanding) common shares in the capital stock of the Company. All other terms and conditions of the Plan shall remain the same.

Under TSX Exchange Listings Policies, a disinterested shareholder vote is required if more than 10% of the number of outstanding shares of the Company could be reserved for options to insiders or issued to insiders within a one-year period. A disinterested shareholder vote is also required if more than 5% of the number of outstanding shares could be issued upon exercise of options to any one insider in a one-year period.

"Disinterested shareholders" are shareholders entitled to vote at a meeting of the Company other than:

(a) insiders of the Company to whom shares may be issued pursuant to the stock option plan; and

(b) "associates" of persons referred to in (a).

For the purpose of such resolutions, 2,108,333 shares held by insiders of the Company and their associates will not be counted in the voting.

A copy of the amended Plan is available for review at the registered offices of the Company, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia during normal business hours up to and including the date of the Meeting.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Save and except the foregoing, or as disclosed elsewhere in this information circular, since January 1, 2001, being the commencement of the Company's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or senior officer of the Company;

(b) any proposed nominee for election as a director of the Company;

(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(d) any associate or affiliate of any of the foregoing persons.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Lancaster & David, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

Lancaster & David were first appointed auditor of the Company on December 30, 1997.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof, except that the Company pays $5,000 per month to D. Sharpe Management Inc., a company controlled by Donald A. Sharpe, as management fees.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated as of the 10th day of May, 2002.

Donald A. Sharpe,
President, Chief Executive Officer and Chief Financial Officer

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained eamings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained eamings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Netco Energy Inc.			01/12/31	02/05/13
ISSUER ADDRESS				
#1320 - 925 W. Georgia Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3L2	(604) 682-5564	(604) 602-9001
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Donald Sharpe		Director		(604) 602-9001
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Donald A. Sharpe	
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature] John R. Hislop	John Hislop	

NETCO ENERGY INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

(Prepared in Canadian dollars)

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

AUDITORS' REPORT

To the Shareholders of Netco Energy Inc.

We have audited the consolidated balance sheets of Netco Energy Inc. as at December 31, 2001 and 2000 and the consolidated statements of income and deficit and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with generally accepted accounting principles in Canada.

Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
April 12, 2002

Burnaby Office - Suite 3, 7375 Kingsway, Burnaby, BC, Canada V3N 3B5 **Facsimile:** 604.524.9837
Vancouver Office - Suite 3240, 666 Burrard Street, Vancouver, BC, Canada V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

NETCO ENERGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Prepared in Canadian dollars)

		2001		2000
ASSETS				
CURRENT				
Cash and short-term investments	$	**262,862**	$	485,364
Accrued revenues		**54,407**		177,744
Prepaids and other		**4,188**		9,580
		321,457		672,688
PROPERTY AND EQUIPMENT *(Note 4)*		**1,416,481**		336,691
	$	**1,737,938**	$	1,009,379
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**38,512**	$	25,029
Deposit *(Note 4)*		**25,000**		-
		63,512		25,029
LIABILITY TO ISSUE SHARES *(Note 7)*		**185,250**		-
		248,762		25,029
SHAREHOLDERS' EQUITY				
SHARE CAPITAL *(Note 6)* Issued at December 31, 2001 – 4,749,329 common shares (December 31, 2000 – 3,199,329 common shares)		**9,249,234**		8,937,234
DEFICIT		**(7,760,058)**		(7,952,884)
		1,489,176		984,350
	$	**1,737,938**	$	1,009,379

Approved on behalf of the Board:

Donald A. Sharpe – Director

John Hislop - Director

The accompanying notes are an integral part of these consolidated financial statements.

NETCO ENERGY INC.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31
(Prepared in Canadian dollars)

	2001	2000	1999
REVENUE			
Petroleum and natural gas	$ **604,160**	$ 592,072	$ 302,478
Royalties	**(94,812)**	(93,742)	(72,142)
	509,348	498,330	230,336
Gain from oil and gas properties	**-**	-	1,125,069
Foreign exchange gain	**18,556**	13,223	95,510
Interest and other income	**20,939**	13,996	1,552
	548,843	525,549	1,452,467
EXPENSES			
Depletion and depreciation	**37,181**	150,419	24,352
General and administration	**266,808**	250,267	196,667
Loss on disposal of assets	**-**	-	25,956
Operating	**52,028**	43,456	2,265
	356,017	444,142	249,240
NET INCOME FOR THE YEAR	**192,826**	81,407	1,203,227
DEFICIT, beginning of year	**(7,952,884)**	(8,034,291)	(9,237,518)
DEFICIT, end of year	$ **(7,760,058)**	$ (7,952,884)	$ (8,034,291)

	2001	2000	1999
EARNINGS PER SHARE *(Note 2)*			
Basic	$ **0.06**	$ 0.03	$ 0.55
Diluted	$ **0.05**	$ 0.02	$ 0.29
Weighted average shares outstanding			
Basic	**3,465,996**	2,740,993	2,186,826
Diluted	**4,210,709**	4,046,993	4,142,207

The accompanying notes are an integral part of these consolidated financial statements.

NETCO ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Prepared in Canadian dollars)

	2001	2000	1999
CASH FLOWS PROVIDED BY (USED FOR):			
OPERATING ACTIVITIES			
Net income for the year	$ **192,826**	$ 81,407	$ 1,203,227
Adjust for non-cash items:			
Depletion and depreciation	**37,181**	150,419	24,352
Loss on disposal of assets	-	-	25,956
Gain from oil and gas properties	-	-	(1,125,069)
Foreign exchange gain	**(18,556)**	(13,223)	(95,510)
	211,451	218,603	32,956
Net change in non-cash working capital items:			
Prepaids and other	**5,392**	55,865	6,277
Accrued oil and gas revenues	**123,721**	(177,744)	6,597
Accounts payable and accrued liabilities	**3,689**	22,973	(109,296)
	132,802	(98,906)	(96,422)
	344,253	119,697	(63,466)
FINANCING ACTIVITIES			
Proceeds from Special Warrant financing	-	-	200,000
Issue costs from Special Warrant financing	-	-	(10,000)
Liability to issue shares	**185,250**	-	-
Proceeds from issuance of share capital	**312,000**	3,250	-
	497,250	3,250	190,000
INVESTING ACTIVITIES			
Proceeds on disposal of capital assets	-	-	5,715
Deposit received *(Note 4)*	**25,000**	-	-
Proceeds on property disposition	-	77,874	-
Additions to property and equipment	**(1,089,005)**	-	(250)
	(1,064,005)	77,874	5,465
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(222,502)**	200,821	131,999
CASH AND CASH EQUIVALENTS, beginning of year	**485,364**	284,543	152,544
CASH AND CASH EQUIVALENTS, end of year	$ **262,862**	$ 485,364	$ 284,543

SUPPLEMENTARY CASH FLOW INFORMATION *(Note 5)*

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1- NATURE OF OPERATIONS

The Company's principal business activity is the exploration, development and production of oil and natural gas reserves located in Canada and the United States. During the year, the Company entered into an agreement to sell all of its US oil and natural gas interests. Refer to Notes 4, 8 and 12.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are expressed in Canadian dollars except where noted and have been prepared in accordance with accounting principles generally accepted in Canada, which differ from those in the United States as explained in Note 14. All share and per share information have been retroactively restated to reflect the share consolidation (1:5) on July 6, 1999 and the share consolidation (1:2) on October 2, 2000.

Principles of consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiary, Green River Petroleum (USA) Inc. All significant intercompany balances and transactions have been eliminated.

Property and equipment
The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. All of the Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells, and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion.

The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves as determined by independent reservoir engineers. For purposes of the calculation, oil and natural gas reserves are converted into a common unit of measure on the basis of ten thousand cubic feet of gas to one barrel of oil.

In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the excess amount is charged against operations as additional depletion.

Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Depreciation of office equipment is provided using the declining balance basis at the rate of 20% and 30% per annum.

Earnings per share
The earnings per share figures are calculated using the weighted monthly average number of shares outstanding during the respective years, after giving retroactive effect to the share consolidation (1:5) on July 6, 1999 and the share consolidation (1:2) on October 2, 2000. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances (i.e. Special Warrant financing) to the extent each option, warrant or contingent issuance was dilutive. Refer to Note 3.

Cash and cash equivalents
The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2001 cash equivalents totaled $nil (December 31, 2000 - $297,064).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiary are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Estimates, Assumptions and Measurement Uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Financial instruments
The fair values of cash and cash equivalents, accrued revenues, prepaids and other, and accounts payable and accrued liabilities were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada and the United States, giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Stock-based compensation plans
The Company has an incentive stock-based compensation plan, which is described in Note 12. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

NOTE 3 – CHANGE IN ACCOUNTING POLICIES

a) Future Income Taxes

In 2001, the Company adopted the new Canadian Institute of Chartered Accountants' standard of accounting for income taxes. The new standard requires the use of the liability method of accounting for the tax effect of temporary differences between the carrying amount and tax bases of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or a later period.

The Company has adopted this standard retroactively and has not recognized any future tax asset or liability in the current or prior periods as the calculated future income tax assets are fully offset by a valuation allowance. Refer to Note 9. Accordingly, the adoption of this new accounting standard did not result in a restatement of the prior period financial statements.

b) Earnings Per Share

In 2001, the Company adopted the new Canadian Institute of Chartered Accountants' standard of accounting for earnings per share. The new standard requires the use of the treasury stock method for calculating the dilutive effect of potential common shares. The Company has adopted this standard retroactively, however there was no material effect on the amount of diluted earnings per share for the current or prior periods. Accordingly, the adoption of this new accounting standard did not result in a restatement of the prior period's financial statements.

(Prepared in Canadian dollars)

NOTE 4 – PROPERTY AND EQUIPMENT

	December 31, 2001			December 31, 2000
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Oil and gas properties	$ 4,837,527	$ (3,424,694)	$ 1,412,833	$ 335,687
Office equipment	8,899	(5,251)	3,648	1,004
	$ 4,846,426	$ (3,429,945)	$ 1,416,481	$ 336,691

Oil and gas properties allocated by cost centre:

	2001	2000
United States		
Sublette County, Wyoming	$ 14,894	$ 14,894
Jefferson Davis Parish, Louisiana	284,911	320,793
	299,805	335,687
Canada		
Jumpbush, Alberta	658,857	-
Eyremore, Alberta	217,500	-
Wainwright, Alberta	236,671	-
	1,113,028	-
	$ 1,412,833	$ 335,687

At December 31, 2001 the amount of costs that were related to undeveloped land excluded from the depletion base amounted to $1,127,922 (December 31, 2000 - US $10,519).

The Company entered into a formal agreement dated August 7, 2001 with Patriot Petroleum Corp. ("Patriot") to sell all its interests in the oil and gas properties located in Louisiana and Wyoming. Patriot, a public company with common directors and officers, is listed on the Canadian Venture Exchange ("CDNX") and was classified as a Capital Pool Company as defined by the policies of the CDNX. The sale price is US$644,419, subject to adjustment for revenues received by the Company from May 1, 2001 until closing of the transaction. The Company received a non-refundable deposit of $25,000. This agreement is subject to certain conditions precedent including receipt of regulatory and non-interested director and shareholder approvals. Refer to Note 11.

The Company entered into Farmout Agreements dated August 2, 2001 and September 21, 2001 with Moxie Exploration Ltd. ("Moxie") in which the Company can pay for 75% of the cost to drill and complete four wells in the Jumpbush area of Alberta, to earn a 37.5% working interest. The Company entered into a Participation Agreement dated October 10, 2001 with Moxie in which the Company can participate as to an undivided 50% interest in a test well in the Eyremore area of Alberta.

The Company entered into a Farmout Agreement dated September 14, 2001, as amended October 18, 2001, with Result Energy Inc. ("Result") to pay 100% of the costs to re-enter a test well. Result is a public company with a common director listed on the CDNX. Refer to Note 8.

NOTE 5 - SUPPLEMENTARY CASH FLOW INFORMATION

	2001	2000	1999
CASH AND CASH EQUIVALENTS CONSISTS OF:			
Cash	$ 262,862	$ 188,300	$ 85,012
Short-term investments	-	297,064	199,531
	$ 262,862	$ 485,364	$ 284,543
Interest paid	$ -	$ -	$ -
Income Taxes paid	$ -	$ -	$ -

(Prepared in Canadian dollars)

NOTE 6 - SHARE CAPITAL

Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued:

	Common Shares	Value
Balance at December 31, 1998 and 1999	2,186,829	$ 8,743,984
Issued during the year:		
- by exercise of Special Warrants	1,000,000	190,000
- by exercise of stock options	12,500	3,250
	1,012,500	193,250
Balance at December 31, 2000	3,199,329	8,937,234
Issued during the year:		
- by exercise of stock options	25,000	5,500
- by exercise of warrants	25,000	6,500
- by Private Placement	1,500,000	300,000
	1,550,000	312,000
Balance at December 31, 2001	4,749,329	$ 9,249,234

Share purchase warrants are outstanding to purchase 1,500,000 common shares exercisable at a price of $0.23 per common share on or before November 15, 2003.

The Company completed a non-brokered private placement consisting of 1,500,000 flow through units at a price of $0.20 per unit for total proceeds of $300,000. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to acquire an additional common share exercisable at a price of $0.23 per share on or before November 23, 2003. Proceeds of the private placement were used for the Company's exploration drilling program in Alberta.

Refer to Note 11.

NOTE 7 – LIABILITY TO ISSUE SHARES

The Company received proceeds of $185,250 for exercise of 712,500 share purchase warrants at a price of $0.26 per share. The shares were issued subsequent to the year-end. Refer to Note 11.

NOTE 8 - RELATED PARTY TRANSACTIONS

During the year, the Company incurred $60,000 (2000 - $60,000) in management fees to a director.

The Company entered into a purchase agreement with Patriot Petroleum Corp. ("Patriot") to sell the Company's interest in its oil and gas properties located in Wyoming and Louisiana. Patriot has directors and officers in common with the Company. Refer to Note 4.

The Company entered into a farm-in agreement with Result Energy Inc., which has directors in common with the Company. Refer to Note 4.

(Prepared in Canadian dollars)

NOTE 9 – INCOME TAXES

The Company has non-capital losses for Canadian income tax purposes of approximately $865,000 (2000 - $700,000) which may by used to reduce future taxable income in Canada, expiring between 2002 and 2008. The Company has a net capital loss of $979,000 (2000 - $979,000), which can be carried forward to set against future taxable capital gains. The Company has unclaimed exploration and development expenditures of approximately $815,000 (2000 - $nil) which can be deducted for income tax purposes in Canada in future years at the Company's discretion.

Significant components of the Company's future tax assets and liabilities are shown below:

	2001	2000
Future tax assets (liabilities):		
Non-capital loss carryforwards	$ 386,000	$ 315,000
Timing difference re: capital assets and cumulative eligible capital	6,000	6,000
Capital loss carryforwards	437,000	447,000
Total future tax assets	829,000	768,000
Valuation allowance	(829,000)	(768,000)
Net future tax assets	$ -	$ -

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period. A valuation allowance has been provided against all net future tax assets, as realization of such net assets is uncertain.

NOTE 10 – PROPOSED BUSINESS COMBINATION

The Company entered into a letter of intent dated February 12, 2001 with Chalk.com Network (Holding) Corporation ("Chalk") to combine both companies (the "Business Combination"). The Business Combination would have constituted a "Reverse Takeover" pursuant to the policies of the Canadian Venture Exchange (the "Exchange"). The completion of the proposed Business Combination was subject to the approval of the Exchange and the Company's Shareholders, as well as numerous conditions precedent. The Company gave notice to terminate this agreement during 2001.

NOTE 11 – SUBSEQUENT EVENTS

The Company completed a non-brokered private placement consisting of 1,000,000 units at a price of $0.20 per unit for total proceeds of $200,000, to a public company listed on the CDNX. A director of the Company is a director and shareholder of the public company. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.23 per share exercisable over a two year period.

The Company issued 712,500 common shares upon the exercise of 712,500 share purchase warrants at a price of $0.26 per share, of which the proceeds of $185,250 were received during the year. Refer to Note 7.

The sale of the Company's oil and gas interests located in the United States to Patriot closed subsequent to the year end. Refer to Note 4.

(Prepared in Canadian dollars)

NOTE 12 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the Canadian Venture Exchange. The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 20% (644,866) of issued and outstanding common shares. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant.

A summary of the changes in the Company's common share purchase options is presented below:

	December 31, 2001		December 31, 2000	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	306,000	$ 0.23	318,500	$ 0.23
Granted	50,000	0.33	-	-
Exercised	(25,000)	0.22	(12,500)	0.26
Forfeited / Cancelled	-	-	-	-
Balance, end of year	331,000	$ 0.25	306,000	$ 0.23

Options are outstanding to purchase up to 331,000 common shares as follows: 193,500 common shares exercisable at a price of $0.22 per share expiring November 22, 2004; 87,500 common shares exercisable at a price of $0.26 per share expiring December 7, 2004; and 50,000 common shares exercisable at a price of $0.33 per share expiring August 20, 2006.

NOTE 13 – SEGMENTED INFORMATION

The Company is primarily engaged in oil and gas exploration in Canada and the United States. Segmented operations and identifiable assets are as follows:

	2001	2000	1999
Income (Loss) from Operations			
Canada	$ **(255,939)**	$ (239,850)	$ (116,851)
United States	**448,764**	321,257	1,320,078
	$ **192,826**	$ 81,407	$ 1,203,227

	2001	2000
Identifiable Assets		
Canada	$ **1,354,677**	$ 20,178
United States	**383,261**	989,201
	$ **1,737,938**	$ 1,009,379

(Prepared in Canadian dollars)

NOTE 14 – RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("Canadian GAAP" and "US GAAP")

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). Comprehensive earnings are the same as net earnings under US GAAP for all periods presented. The following summarizes the significant differences between Canadian GAAP and US GAAP:

(a) Stock based compensation: As described in Note 8, the Company has granted stock options to certain directors and employees. These options are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123 ("FAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under FAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25. As stock options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee's purchase rights, pursuant to stock options, under SFAS 123, was estimated using the Black-Scholes model with the following assumptions: risk free interest rate was 5%, expected volatility of 70% to 80%, an expected option life of two years to five years and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share for fiscal 2000, 1999 and 1998 would have been as follows:

	Period ended December 31		
	2001	2000	1999
Net income (loss) for the year			
As reported, under Canadian and US GAAP	$ **192,826**	$ 81,407	$ 1,203,227
Pro forma	$ **184,876**	$ 81,407	$ 1,153,289
Basic earnings (loss) per share			
As reported, under Canadian and US GAAP	$ **0.06**	$ 0.03	$ 0.55
Pro forma	$ **0.05**	$ 0.03	$ 0.53
Diluted earnings (loss) per share			
As reported, under Canadian and US GAAP	$ **0.05**	$ 0.02	$ 0.29
Pro forma	$ **0.04**	$ 0.02	$ 0.28

(b) Oil and gas properties: Under Canadian GAAP, future removal and site restoration costs, are not included in the costs subject to amortization. Also, future net revenues are not discounted for the purpose of calculating any required ceiling test write-down. However, they are reduced for estimated future general and administrative expenses and interest. Ceiling test write-downs are included as additional depletion in the year of recognition. Under US GAAP, estimated dismantlement and abandonment costs, net of estimated salvage values, are included in costs subject to amortization. Management has determined that dismantlement costs are not material and therefore do not effect US GAAP amortization. Also, the Company is required to discount future net revenues at 10% for purposes of calculating any required ceiling test write-down. Ceiling test write-downs are separately disclosed from depletion. The Company's last ceiling test was calculated effective December 31, 2001. Had the Company followed US GAAP, the carrying value of the oil and gas properties would not be materially different than under Canadian GAAP.

Netco Energy Inc.

Form 51-901F - Quarterly Report
For the Three Months Ended December 31, 2001

Schedule B:

1. *Analysis of expenses and deferred costs*: See Schedule A.

2. *Related party transactions*: See Schedule A.

3. *Summary of securities issued and options granted during the period:*

   a) Summary of securities issued during the quarter ended December 31, 2001:

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid
October 26, 2001	Common shares	Warrants	25,000	$0.26	Cash	$6,500	nil
November 15, 2001	Common shares	Private placement	1,500,000	$0.20	Cash	$300,000	nil

   b) Summary of options granted during the quarter ended December 31, 2001: **NIL**

Date of Issue	Name of Optionee	Type of security	Number	Exercise price	Expiry date

4. *Summary of securities as at the end of the reporting period*:

   a) Authorized share capital: Unlimited number of common shares without par value
   Unlimited number of preferred shares without par value

   b) Issued share capital: See Schedule A.

   c) Options and Warrants outstanding: See Schedule A.

   d) Number of shares held in escrow: NIL

5. Directors and Officers as at May 13, 2002:

Directors	Officers
Donald A. Sharpe John Hislop Mark Jarvis	Donald A. Sharpe, President and Secretary

Netco Energy Inc.

Form 51-901F - Quarterly Report
For the Three Months Ended December 31, 2001

Netco Energy Inc.
#1320 – 925 W. Georgia Street
Vancouver BC V6C 3L2
Phone (604) 689-8336 Fax (604) 682-5564
Canadian Venture Exchange Symbol NEI

Schedule C:

Management Discussion

Financial Results:

For the year ended December 31, 2001, the Company recorded revenues, net of royalties, of $509,348 and net income of $192,826. Revenues for the period were primarily from oil and gas production, with an additional $20,939 from interest and $18,556 from foreign exchange. The foreign exchange gain relates to funds held in US dollars by the Company's US subsidiary.
Operating expenses for the year were $356,017 consisting of $37,181 in depreciation and depletion, $52,028 in production expenses and $266,808 in general and administration expenses. The net decrease in cash for the year was $222,502 leaving cash on hand of $262,862.

Operations Update:

Netco Energy Inc.'s wholly owned subsidiary, Green River Petroleum (USA) Inc. owns various working interests and royalty interests in Wyoming and Louisiana.

In the Corona area of Wyoming, the Company holds a 0.5% royalty interest in approximately 2,560 acres. To date, nine wells have been drilled on the Corona lands and are producing revenues for the Company. Subsequent to year-end, a tenth well was put on production. The Company's independent reserve report has forecast one additional probable location for the Corona area.

In Louisiana, the Company has a 17.5% working interest in the Bon Air Field in Jefferson Davis County. One gas well, the Mildred Landry #1, has been drilled at Bon Air to date and the Company receives revenues from this well. No further drilling is planned for the Bon Air field at this time.

On May 26, 2001, the Company entered into a letter of intent with Patriot Capital Corp. in which the Company agreed to sell its oil and gas assets in Louisiana and Wyoming for $644,419 US. The sale is subject to the approval of the Exchange and the shareholders of both the Company and Patriot. Subsequent to the end of the period, all approvals were obtained and the sale closed on March 1, 2002. As a condition of the sale, the Company was to collect and accrue the revenues from these properties from the effective date to the closing date. The Company has accrued $US149,685.

On August 2, 2001 the Company entered into a Farmout Agreement with Moxie Exploration Ltd in which the Company and Moxie drilled a well in the Jumpbush area of Alberta. The Company paid for 75% of the drilling and completion costs and has earned a 37.5% interest in the well and Farmout lands. The well was put into production on February 2002. The Company also participated for its 37.5% interest in a second well in this area. The well is cased and completed and waiting on tie-in.

Netco Energy Inc.

Form 51-901F - Quarterly Report
For the Three Months Ended December 31, 2001

Netco Energy Inc.
#1320 – 925 W. Georgia Street
Vancouver BC V6C 3L2
Phone (604) 689-8336 Fax (604) 682-5564
Canadian Venture Exchange Symbol NEI

Schedule C:

Management Discussion (Continued)

On September 21, 2001 the Company entered into a second Farmout Agreement with Moxie Exploration Ltd under which the Company and Moxie drilled a well in the Jumpbush area of Alberta. The Company paid for 75% of the drilling and completion costs and has earned a 37.5% interest in the Farmout lands. The well has been drilled and cased and is awaiting completion. The Company also participated for its 37.5% interest in a second well in this area. The well is cased and completed and is waiting on tie-in.

On September 14, 2001 the Company entered into a Farmout Agreement with Daybreak Exploration Ltd in which the Company paid for the cost to re-enter and complete a well in the Wainwright area of Alberta. The Company paid $79,131 for a 50% interest in the land and agreed to pay 100% of the re-entry and completion costs in order to earn 68.75% in the Farmout lands. The well has been completed and was put on production in April 2002.

On October 10, 2001 the Company entered into a Farmout Agreement with Moxie Exploration Ltd in which the Company and Moxie drilled a well in the Eyremore area of Alberta. The Company paid for 50% of the drilling and completion costs and earned a 50% interest in the well and Farmout lands. The well was put on production in February 2002.

On February 12, 2001, the Company entered into a letter of intent with Chalk.com Network (Holding) Corporation to combine both companies. On July 5th the Company gave notice to Chalk to terminate this agreement.

On August 9, 2001 Mr. Douglas Stuve resigned from the board of directors and was replaced by Mr. Mark Jarvis.

Investor Relations:

The Company had no contract for investor relations during the period.

Donald A. Sharpe
Director

On behalf of the Board of Directors:

Donald Sharpe, President

PROXY

Annual General Meeting of members of NETCO ENERGY INC., to be held at the offices of the Company's solicitors, Messrs. Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, B.C. on Thursday, June 27, 2002, at 11:00 o'clock in the forenoon

The undersigned Member of the Company hereby appoints, DONALD A. SHARPE, the President and CEO and a Director of the Company, or failing this person, JOHN R. HISLOP, a Director of the Company, or in the place of the foregoing, ______________________, *(Print the Name)* as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	_____	_____
2.	To determine the number of Directors at three (3)	_____	_____
3.	To approve an ordinary resolution amending the Company's Incentive Stock Option Plan (the "Plan") by increasing the number of shares available under the Plan from 639,865 common shares to 1,292,365 (including 258,500 outstanding options) common shares	_____	_____
		For	**Withhold**
4.	Appointment of Auditors	_____	_____
5.	To elect DONALD A. SHARPE as a Director	_____	_____
6.	To elect MARK JARVIS as a Director	_____	_____
7.	To elect JOHN R. HISLOP as a Director	_____	_____

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

THIS PROXY MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION & INSTRUCTIONS ON REVERSE.

D/ljm/338428.1

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***may not be valid unless it is signed*** by the Member or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by the Member for the proxyholder to date this proxy on the date on which it is received by Computershare Trust Company of Canada.

4. **A Member who wishes to attend the Meeting and vote on the resolutions in person**, may do so as follows:

   (a) ***If the Member is registered as such on the books of the Company***, simply register the Member's attendance with the scrutineers at the Meeting.

   (b) ***If the securities of a Member*** are ***held by a financial institution***, (i) cross off the management appointees' names and insert the Member's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member's vote will be counted at that time.

5. **A Member who is not able to attend the Meeting in person but wishes to vote on the resolutions**, may do either of the following:

   (a) ***To appoint one of the management appointees*** named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Member with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

   (b) ***To appoint another person***, who need not be a Member of the Company, to vote according to the Member's instructions, cross off the management appointees' names and insert the Member's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Member with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Member's appointed proxyholder.

6. **The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll** of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Member has returned the Instrument of Proxy, ***the Member may still attend the Meeting*** and may vote in person should the Member later decide to do so. However, to do so, the Member must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, this Instrument of Proxy must be RECEIVED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" by mail or by fax at least 48 hours prior to the scheduled time of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

The mailing address of Computershare Trust Company of Canada is 6th Floor, Western Gas Tower, 530 - 8th Avenue S.W., Calgary, AB T2P 3S8, and its fax number is (403) 267.6529

NETCO ENERGY INC.
TO REGISTERED HOLDERS
AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Policy Statement No. 41 - Shareholder Communication (the "Policy") and pursuant to the British Columbia Securities Regulation:

(a) registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter;

(b) non-registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Non-registered shareholders entitled to receive an issuer's audited annual financial statement, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

If you are interested in receiving such quarterly reports, please complete and return this form

---

NAME OF ISSUER: NETCO ENERGY INC.

NAME OF SHAREHOLDER: ______________________

ADDRESS: ______________________

____

SIGNATURE: ______________________
I certify that I am a registered shareholder

SIGNATURE ______________________
I certify that I am a non-registered shareholder (beneficial holder)

DATE: ______________, 2002

MAIL TO: Computershare Trust Company of Canada
6th Floor, Western Gas Tower
530 - 8th Avenue S.W.
Calgary, AB T2P 3S8

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
(b) number and recorded value for shares issued and outstanding,
(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
(d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Netco Energy Inc.			02/03/31	02/05/13
ISSUER ADDRESS				
#1320 - 925 W. Georgia Street				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver	BC	V6C 3L2	(604) 682-5564	(604) 602-9001
CONTACT NAME		**CONTACT POSITION**		**CONTACT TELEPHONE NO.**
Donald Sharpe		Director		(604) 602-9001
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Donald A. Sharpe	02/05/13
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY / MM / DD**
[signature]	John Hislop	02/05/13

NETCO ENERGY INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

(Unaudited)

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Netco Energy Inc. as at March 31, 2002 and the interim consolidated statements of income and deficit and cash flows for the three month period ended March 31, 2002 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
April 18, 2002

Burnaby Office - Suite 3, 7375 Kingsway, Burnaby, BC, Canada V3N 3B5 **Facsimile:** 604.524.9837
Vancouver Office - Suite 3240, 666 Burrard Street, Vancouver, BC, Canada V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

NETCO ENERGY INC.
INTERIM CONSOLIDATED BALANCE SHEETS

		March 31, 2002		December 31, 2001
ASSETS				
CURRENT				
Cash and short-term investments	$	**1,251,273**	$	262,862
Accrued revenues		**73,117**		54,407
Prepaids and other		**14,885**		4,188
		1,339,275		321,457
PROPERTY AND EQUIPMENT *(Note 4)*		**1,515,879**		1,416,481
	$	**2,855,154**	$	1,737,938
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**9,329**	$	10,546
Payable to joint interest owners		**264,143**		27,966
Due to Patriot Petroleum Corp. *(Note 4)*		**234,030**		-
Deposit		**-**		25,000
		507,502		63,512
LIABILITY TO ISSUE SHARES		**-**		185,250
		507,502		248,762
SHAREHOLDERS' EQUITY				
SHARE CAPITAL *(Note 5)* Issued at March 31, 2002 – 6,461,829 common shares (December 31, 2001 – 4,749,329 common shares)		**9,634,484**		9,249,234
DEFICIT		**(7,286,832)**		(7,760,058)
		2,347,652		1,489,176
	$	**2,855,154**	$	1,737,938

Approved on behalf of the Board:

Donald A. Sharpe - Director

John Hislop – Director

The accompanying notes are an integral part of these interim consolidated financial statements.

NETCO ENERGY INC.
INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

		Three-month period ended March 31, 2002		Three-month period ended March 31, 2001
REVENUE				
Petroleum and natural gas	$	**93,916**	$	301,450
Royalties		**(16,544)**		(39,138)
		77,372		262,312
Gain on sale of oil and gas properties		**447,287**		-
Foreign exchange gain		**50,189**		38,010
Interest and other income		**1,042**		9,884
		575,890		310,206
EXPENSES				
Depreciation and depletion		**46,302**		11,098
General and administration		**45,049**		59,836
Production		**11,313**		20,577
		102,664		91,511
NET INCOME FOR THE PERIOD		**473,226**		218,695
DEFICIT, beginning of period		**(7,760,058)**		(7,952,884)
DEFICIT, end of period	$	**(7,286,832)**	$	(7,734,189)
EARNINGS PER SHARE *(Note 2)*				
Basic	$	**0.07**		$ 0.07
Fully diluted		**0.06**		$ 0.05
Weighted average shares outstanding				
Basic		**6,461,829**		3,199,329
Fully diluted		**7,375,106**		3,926,213

The accompanying notes are an integral part of these interim consolidated financial statements.

NETCO ENERGY INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three-month period ended March 31, 2002		Three-month period ended March 31, 2001
CASH FLOWS PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net income for the period	$	473,226	$	218,695
Adjusted for non-cash items:				
Depletion and depreciation		46,302		11,098
Gain on sale of oil and gas properties		(447,287)		-
Foreign exchange gain		(50,189)		(38,010)
		22,052		191,783
Net change in non-cash working capital items:				
Prepaids and other		(10,697)		4,997
Accrued revenues		(18,710)		29,881
Accounts payable and accrued liabilities		424,502		(46,231)
		395,095		(11,353)
		417,147		180,430
FINANCING ACTIVITIES				
Proceeds on issuance of share capital		200,000		-
INVESTING ACTIVITIES				
Proceeds on sales of oil and gas properties		718,764		-
Additions to property and equipment		(347,500)		-
		371,264		-
INCREASE IN CASH AND CASH EQUIVALENTS		988,411		180,430
CASH AND CASH EQUIVALENTS, beginning of period		262,862		485,364
CASH AND CASH EQUIVALENTS, end of period	$	1,251,273	$	665,794
CASH AND CASH EQUIVALENTS CONSIST OF:				
Cash	$	295,905	$	348,492
Short-term investments		955,368		317,302
	$	1,251,273	$	665,794

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTE 1- NATURE OF OPERATIONS

The Company's principal business activity is the exploration, development and production of oil and natural gas reserves located in Canada and the United States. During the prior fiscal year, the Company entered into an agreement to sell all of its US oil and natural gas interests.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
These financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiary, Green River Petroleum (USA) Inc. All significant intercompany balances and transactions have been eliminated.

Property and equipment
The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. All of the Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells, and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion.

The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves as determined by independent reservoir engineers. For purposes of the calculation, oil and natural gas reserves are converted into a common unit of measure on the basis of ten thousand cubic feet of gas to one barrel of oil.

In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the excess amount is charged against operations as additional depletion.

Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Depreciation of office equipment is provided using the declining balance basis at the rate of 20% and 30% per annum.

Earnings per share
The earnings per share figures are calculated using the weighted monthly average number of shares outstanding during the respective periods. The calculation of fully diluted earnings per share figures considered the potential exercise of outstanding share purchase options and warrants or other contingent issuances (i.e. Special Warrant financing) to the extent each option, warrant or contingent issuance was dilutive.

Cash and cash equivalents
The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at March 31, 2002 cash equivalents totaled $955,368 (December 31, 2001 - $nil).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiary are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the period, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Estimates, Assumptions and Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Financial instruments

The fair values of cash and cash equivalents, accrued revenues, prepaids and other, and accounts payable and accrued liabilities were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada and the United States, giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Stock-based compensation plans

The Company has an incentive stock-based compensation plan, which is described in Note 6. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the period, the Company incurred $15,000 (2001 - $15,000) in management fees to a director.

The Company entered into a purchase agreement with Patriot Petroleum Corp. ("Patriot") to sell the Company's interest in its oil and gas properties located in Wyoming and Louisiana. Patriot has directors and officers in common with the Company. Refer to Note 4.

The Company has joint interests in oil and gas properties with Result Energy Inc., which has directors in common with the Company.

(Unaudited – See Notice to Reader)

NOTE 4 – PROPERTY AND EQUIPMENT

	March 31, 2002			
	Cost	Accumulated Depletion and Depreciation	Net Book Value	December 31, 2001 Net Book Value
Oil and gas properties	$ 1,555,205	$ (42,700)	$ 1,512,505	$ 1,412,833
Office equipment	8,899	(5,525)	3,374	3,648
	$ 1,564,104	$ (48,225)	$ 1,515,879	$ 1,416,481

At March 31, 2002 the amount of costs that were related to undeveloped land excluded from the depletion base amounted to $457,575 (December 2001 - $1,127,922).

The Company entered into a formal agreement with Patriot Petroleum Corp. ("Patriot") to sell all its interests in the oil and gas properties located in Louisiana and Wyoming. Patriot, a public company with common directors and officers, is listed on the Canadian Venture Exchange ("CDNX"). The sale price was US$644,419, subject to adjustment for revenues received by the Company from May 1, 2001 until closing of the transaction. The Company received the full amount of the sales price of US$644,419, and therefore must repay the revenues received from May 1, 2001 to the date of closing in the amount of $234,030.

NOTE 5 - SHARE CAPITAL

Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued:

	Common Shares	Value
Balance at December 31, 2000 and March 31, 2001 *(Unaudited)*	3,199,329	$ 8,937,234
Balance at December 31, 2001	4,749,329	9,249,234
Issued during the period:		
- by exercise of warrants	712,500	185,250
- by Private Placement	1,000,000	200,000
	1,712,500	385,250
Balance at March 31, 2002 *(Unaudited)*	6,461,829	$ 9,634,484

Share purchase warrants are outstanding to purchase 2,500,000 common shares exercisable at a price of $0.23 per common share on or before November 15, 2003.

The Company completed a non-brokered private placement consisting of 1,000,000 units at a price of $0.20 per unit for total proceeds of $200,000, to a public company listed on the CDNX. A director of the Company is a director and shareholder of the public company. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.23 per share exercisable over a two year period.

NOTE 6 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the Canadian Venture Exchange. The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 20% (644,866) of issued and outstanding common shares. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant.

A summary of the changes in the Company's common share purchase options is presented below:

	March 31, 2002		December 31, 2001	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	331,000	$ 0.25	306,000	$ 0.23
Granted	-	-	50,000	0.33
Exercised	-	-	(25,000)	0.22
Forfeited / Cancelled	-	-	-	-
Balance, end of year	331,000	$ 0.25	331,000	$ 0.25

Options are outstanding to purchase up to 331,000 common shares as follows: 193,500 common shares exercisable at a price of $0.22 per share expiring November 22, 2004; 87,500 common shares exercisable at a price of $0.26 per share expiring December 7, 2004; and 50,000 common shares exercisable at a price of $0.33 per share expiring August 20, 2006.

NOTE 7 – SEGMENTED INFORMATION

The Company is primarily engaged in oil and gas exploration in Canada and the United States. Segmented operations and identifiable assets are as follows:

	For the three month period ended March 31, 2002	For the three month period ended March 31, 2001
Income (Loss) from Operations		
Canada	$ (55,700)	$ (58,985)
United States	528,926	277,680
	$ 473,226	$ 218,695

	March 31, 2002	December 31, 2001
Identifiable Assets		
Canada	$ 1,734,848	$ 1,354,677
United States	1,120,306	383,261
	$ 2,855,154	$ 1,737,938

Netco Energy Inc.

Form 51-901F - Quarterly Report
For the Three Months Ended March 31, 2002

Schedule B:

1. *Analysis of expenses and deferred costs*: See Schedule A.

2. *Related party transactions*: See Schedule A.

3. *Summary of securities issued and options granted during the period:*

   a) Summary of securities issued during the quarter ended March 31, 2002:

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid
January __, 2002	Common shares	Warrants	712,500	$0.26	Cash	$185,250	nil
January __, 2002	Common shares	Private placement	1,000,000	$0.20	Cash	$200,000	nil

   b) Summary of options granted during the quarter ended March 31, 2002: NIL

Date of Issue	Name of Optionee	Type of security	Number	Exercise price	Expiry date

4. *Summary of securities as at the end of the reporting period*:

   a) Authorized share capital: Unlimited number of common shares without par value
      Unlimited number of preferred shares without par value

   b) Issued share capital: See Schedule A.

   c) Options and Warrants outstanding: See Schedule A.

   d) Number of shares held in escrow: NIL

5. Directors and Officers as at May 13, 2002:

Directors	Officers
Donald A. Sharpe	Donald A. Sharpe, President and Secretary
John Hislop	
Mark Jarvis	

Netco Energy Inc.

Form 51-901F - Quarterly Report
For the Three Months Ended March 31, 2002

Netco Energy Inc.
#1320 – 925 W. Georgia Street
Vancouver BC V6C 3L2
Phone (604) 689-8336 Fax (604) 682-5564
Canadian Venture Exchange Symbol NEI

Schedule C:

Management Discussion

Financial Results:

For the three months ended March 31, 2002, the Company recorded revenues, net of royalties, of $77,372 and net income of $473,226. Revenues for the period were primarily from oil and gas production which were significantly lower than the corresponding period in 2001 due to much lower product prices, and because the Company sold its US properties on March 1, 2002. The Company recorded a gain of $447,372 from the sale of the US properties. Additional revenues were $1,042 from interest and a gain of $50,189 from foreign exchange. The foreign exchange gain relates to funds held in US dollars by the Company's US subsidiary.
Operating expenses for the three-month period were $102,664 consisting of $46,302 in depreciation and depletion, $11,313 in production expenses and $45,049 in general and administration expenses. The net increase in cash for the three-month period was $988,411 leaving cash on hand and short-term investments of $1,251,273.

Operations Update:

The Company sold its interest in its oil and gas properties in Louisiana and Wyoming to Patriot Petroleum Corp. The sale closed on March 1, 2002. The sale price was US$644,419, subject to adjustment for revenues received by the Company from the effective date of May 1, 2001 until closing of the transaction. The Company received the full amount of the sale price of US$644,419 and therefore must repay the revenues received from May 1, 2001 to the date of closing in the amount of $234,030.

Through farm-ins entered into in 2001, the Company has earned interests in exploration land in the Jumpbush, Eyremore and Wainwright areas of Alberta. The Company has participated in the drilling of 6 wells on these lands. The first two wells in Alberta went on production in February 2002.

Subsequent Event:

Subsequent to the end of the quarter, a third well in Alberta was put on production. Also subsequent to the end of the quarter, the Company received its first revenues from its first two Alberta wells.

Donald A. Sharpe
Director

On behalf of the Board of Directors:

Donald Sharpe, President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCO ENERGY INC.

Donald Sharpe, President

Date: May 23, 2002